EXHIBIT 12
NORTHWEST NATURAL GAS COMPANY
Ratios of Earnings to Fixed Charges
(Unaudited)

	Year Ended December 31,					Twelve Months Ended September 30,	Nine Months Ended September 30,
In thousands, except share data	2015	2014	2013	2012	2011	2016	2016
Fixed Charges, as defined:
Interest on Long-Term Debt	$37,918	$40,066	$40,825	$39,175	$37,515	$35,863	$25,714
Other Interest	3,173	2,718	2,709	2,314	2,976	3,530	2,576
Amortization of Debt Discount and Expense	1,760	1,963	1,877	1,848	1,729	1,706	1,234
Interest Portion of Rentals	1,976	2,302	1,910	1,864	2,213	1,964	1,492
Total Fixed Charges, as defined	44,827	47,049	47,321	45,201	44,433	43,063	31,016
Earnings, as defined:
Net Income	53,703	58,692	60,538	58,779	63,044	60,325	30,620
Taxes on Income	35,753	41,643	41,705	43,403	42,825	41,103	21,294
Fixed Charges, as above	44,827	47,049	47,321	45,201	44,433	43,064	31,016
Total Earnings, as defined	$134,283	$147,384	$149,564	$147,383	$150,302	$144,492	$82,930
Ratios of Earnings to Fixed Charges	3.00	3.13	3.16	3.26	3.38	3.36	2.67